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                             February 22, 2021

       Scott A. Roe
       Chief Financial Officer
       V. F. Corporation
       1551 Wewatta Street
       Denver, CO 80202

                                                        Re: V.F. Corporation
                                                            Form 10-K for the
Fiscal Year Ended March 28, 2020
                                                            Form 10-Q for the
Quarter Ended December 26, 2020
                                                            Form 8-K Furnished
January 27, 2021
                                                            File No. 001-05256

       Dear Mr. Roe:

              We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended March 28, 2020

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Critical Accounting Policies and Estimates
       Long-Lived Assets, Including Intangible Assets and Goodwill
       Testing of Indefinite-Lived Assets and Goodwill, page 42

   1. We note that you performed quantitative impairment tests of both the Timberland reporting unit goodwill
and the Timberland indefinite-lived trademark during the fourth quarter of fiscal 2020.
You disclose that the tests resulted in a goodwill impairment charge of $323.2
million and an estimated fair value of the trademark exceeding its carrying amount "by a
significant amount." Given the different outcomes of these
                                                        impairment tests,
please clarify why the trademark had a fair value significantly exceeding its carrying value.
Consider disclosing the specific factors or assumptions used in the estimated fair
value of your trademark.
 Scott A. Roe
FirstName  LastNameScott A. Roe
V. F. Corporation
Comapany22,
February   NameV.
             2021 F. Corporation
February
Page  2 22, 2021 Page 2
FirstName LastName
Form 10-Q for the Quarter Ended December 26, 2020

Notes to the Consolidated Financial Statements
Note 1 - Basis of Presentation, page 11

2. We note that on January 21, 2020, you announced your decision to explore the divestiture of your Occupational Workwear business and that it met the held-for-sale and discontinued operations criteria. You disclosed in your fiscal year 2020 Form 10-K that you expected to divest the business in the next twelve months. Please tell us what consideration you gave to ASC 205-20-45-1 when determining that these assets should still be classified as held-for-sale, given the extended length of time that they have been classified as such. In your response, include an assessment of the probability that a sale will be consummated and the anticipated timing.
Form 8-K Furnished January 27, 2021

Exhibit 99
Reconciliation of Select GAAP Measures to Non-GAAP Measures

3. We note your non-GAAP measures exclude costs related to "specified strategic business decisions," comprised of "cost optimization" activities indirectly related to the "strategic review" of your Occupational Workwear business, costs related to strategic business decisions and "planned business model changes" in South America, and the operating results of jeanswear wind down activities following the spin-off of Kontoor Brands. We further note your disclosure on page F-23 of your fiscal year 2020 Form 10-K that certain overhead and segment costs previously allocated to the Jeans business for segment reporting did not qualify for discontinued operations and have been reallocated to continuing operations. Please tell us your basis for excluding these specified strategic business decisions costs in your non-GAAP measures and your consideration of Questions
         100.01 and 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure
         Interpretations. In particular, tell us how the excluded items do not represent standard cash expenses necessary to operate your business.
Top 4 Brand Revenue Information

4. We note the supplemental financial information disclosed herein and within your investor presentations that shows, on a percentage change and percentage change constant currency basis, "Top 4 Brand" revenue growth in total and by geographic region. We also note that you discuss the global changes in your periodic filings. Please tell us your consideration of disclosing in your periodic filings the dollar amounts of revenue for these top four brands and the geographic information provided in the supplemental table. It appears such information would be meaningful to investors. Refer to
Item 303 of
         Regulation S-K and SEC Release No. 33-8350.
 Scott A. Roe
V. F. Corporation
February 22, 2021
Page 3

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Melissa Gilmore at (202) 551-3377 or Andrew Blume at
(202) 551-
3254 if you have any questions.



FirstName LastNameScott A. Roe                            Sincerely,
Comapany NameV. F. Corporation
                                                          Division of
Corporation Finance
February 22, 2021 Page 3                                  Office of
Manufacturing
FirstName LastName